Exhibit 99.1

Raytech Holding Limited Announces Closing of the Underwriters’ Over-Allotment Option in Connection with its Initial Public Offering

Hong Kong, July 5, 2024 ---(GLOBE NEWSWIRE) – Raytech Holding Limited (the “Company” or “RAY”), a Hong Kong-headquartered company specializes in design, sourcing and wholesale of personal care electrical appliances for international brand owners, today announced that it closed the sale of an additional 113,083 ordinary shares of the Company, pursuant to the partial exercise of the underwriters’ over-allotment option granted in connection with the Company’s initial public offering (“IPO”), at the IPO price of $4 per share, less underwriting discounts. As a result, the Company has raised gross proceeds of $452,332 in addition to the previously announced IPO gross proceeds of approximately $6,000,000, before deducting underwriting discounts and offering expenses.

Revere Securities, LLC, acted as the representative of the underwriters, R.F. Lafferty & Co., Inc. acted as the joint book runner, and Dominari Securities LLC acted as co-manager, (the “Underwriters”) for the IPO. Robinson & Cole LLP acted as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Underwriters, in connection with the IPO.

A registration statement on Form F-1 (File No. 333-275197) relating to the IPO, as amended, has been filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective by the SEC on May 13, 2024. The IPO is being made only by means of a prospectus. Copies of the final prospectus related to the IPO may be obtained, when available, from Revere Securities LLC by email at contact@reveresecurities.com or via standard mail to Revere Securities LLC, 560 Lexington Avenue 16Fl, NY, NY 10022. In addition, a copy of the final prospectus can also be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the IPO. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Raytech Holding Limited

Raytech Holding Limited is a Hong Kong-headquartered company with over 10 years of experience in the personal care electrical appliance industry. Through its operating subsidiary in Hong Kong, it sources and wholesales a diverse range of personal care electrical appliances ranging from hair styling, tooling, trimmer, eyelash curler, neck care, to nail care and other body and facial care appliances for international brand owners, providing integrated product design, production processing, and manufacturing solutions. For more information please visit: https://ir.raytech.com.hk/ .

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Revere Securities LLC

560 Lexington Ave, 16th Floor,

New York, NY10022

(212) 688-2350

contact@reveresecurities.com

R.F. Lafferty & Co., Inc.

40 Wall Street, 29th Floor

New York, NY 10005

(212) 293-9090

offerings@rflafferty.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214